Atlantic Capital Bancshares, Inc. (ACBI)
Investor Presentation
Proprietary & Confidential
July 28-29, 2015
Filed by Atlantic Capital Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject
Company:
First
Security
Group,
Inc.
Commission
File
No.:
000-49747
Date: July 28, 2015

Forward-Looking Statements
This
presentation
contains
forward-looking
statements
within
the
meaning
of
the
Private
Securities
Litigation
Reform
Act
of
1995,
which
Congress
passed
in
an
effort
to
encourage
companies
to
provide
information
about
their
anticipated
future
financial
performance.
This
act
protects
a
company
from
unwarranted
litigation
if
actual
results
are
different
from
management
expectations.
This
presentation
reflects
the
current
views
and
estimates
of
the
management
of
Atlantic
Capital
and
First
Security.
These
forward-looking
statements
are
subject
to
a
number
of
factors
and
uncertainties
which
could
cause
Atlantic
Capital’s,
First
Security’s
or
the
combined
company’s
actual
results
and
experience
to
differ
from
the
anticipated
results
and
expectations
expressed
in
such
forward-looking
statements,
and
such
differences
may
be
material.
Forward-looking
statements
speak
only
as
of
the
date
they
are
made
and
neither
Atlantic
Capital
nor
First
Security
assumes
any
duty
to
update
forward-looking
statements.
In
addition
to
factors
previously
disclosed
in
First
Security’s
reports
filed
with
the
SEC
and
those
identified
elsewhere
in
this
presentation,
these
forward-looking
statements
include,
but
are
not
limited
to,
statements
about
(i)
the
expected
benefits
of
the
transaction
between
Atlantic
Capital
and
First
Security
and
between
Atlantic
Capital
Bank
and
FSGBank,
including
future
financial
and
operating
results,
cost
savings,
enhanced
revenues
and
the
expected
market
position
of
the
combined
company
that
may
be
realized
from
the
transaction,
and
(ii)
Atlantic
Capital’s
and
First
Security’s
plans,
objectives,
expectations
and
intentions
and
other
statements
contained
in
this
presentation
that
are
not
historical
facts.
Other
statements
identified
by
words
such
as
“expects,”
“anticipates,”
“intends,”
“plans,”
“believes,”
“seeks,”
“estimates,”
“targets,”
“projects”
or
words
of
similar
meaning
generally
are
intended
to
identify
forward-looking
statements.
These
statements
are
based
upon
the
current
beliefs
and
expectations
of
Atlantic
Capital’s
and
First
Security’s
management
and
are
inherently
subject
to
significant
business,
economic
and
competitive
risks
and
uncertainties,
many
of
which
are
beyond
their
respective
control.
In
addition,
these
forward-looking
statements
are
subject
to
assumptions
with
respect
to
future
business
strategies
and
decisions
that
are
subject
to
change.
Actual
results
may
differ
from
those
indicated
or
implied
in
the
forward-looking
statements
and
such
differences
may
be
material.
The
following
risks,
among
others,
could
cause
actual
results
to
differ
materially
from
the
anticipated
results
or
other
expectations
expressed
in
the
forward-looking
statements:
(1)
the
businesses
of
Atlantic
Capital
and
First
Security
may
not
integrate
successfully
or
the
integration
may
be
more
difficult,
time-consuming
or
costly
than
expected;
(2)
the
expected
growth
opportunities
and
cost
savings
from
the
transaction
may
not
be
fully
realized
or
may
take
longer
to
realize
than
expected;
(3)
revenues
following
the
transaction
may
be
lower
than
expected
as
a
result
of
losses
of
customers
or
other
reasons,
including
issues
arising
in
connection
with
integration
of
the
two
banks;
(4)
deposit
attrition,
operating
costs,
customer
loss
and
business
disruption
following
the
transaction,
including
difficulties
in
maintaining
relationships
with
employees,
may
be
greater
than
expected;
(5)
governmental
approvals
of
the
transaction
may
not
be
obtained
on
the
proposed
terms
or
expected
timeframe;
(6)
the
terms
of
the
proposed
transaction
may
need
to
be
modified
to
satisfy
such
approvals
or
conditions;
(7)
Atlantic
Capital’s
shareholders
or
First
Security’s
stockholders
may
fail
to
approve
the
transaction;
(8)
reputational
risks
and
the
reaction
of
the
companies’
customers
to
the
transaction;
(9)
diversion
of
management
time
on
merger
related
issues;
(10)
changes
in
asset
quality
and
credit
risk;
(11)
the
cost
and
availability
of
capital;
(12)
customer
acceptance
of
the
combined
company’s
products
and
services;
(13)
customer
borrowing,
repayment,
investment
and
deposit
practices;
(14)
the
introduction,
withdrawal,
success
and
timing
of
business
initiatives;
(15)
the
impact,
extent,
and
timing
of
technological
changes;
(16)
catastrophic
events
in
our
geographic
area;
(17)
a
weakening
of
the
economies
in
which
the
combined
company
will
conduct
operations
may
adversely
affect
its
operating
results;
(18)
the
U.S.
legal
and
regulatory
framework,
including
those
associated
with
the
Dodd
Frank
Wall
Street
Reform
and
Consumer
Protection
Act,
could
adversely
affect
the
operating
results
of
the
combined
company;
(19)
the
interest
rate
environment
may
compress
margins
and
adversely
affect
net
interest
income;
(20)
competition
from
other
financial
services
companies
in
the
companies’
markets
could
adversely
affect
operations;
and
(21)
Atlantic
Capital
may
not
be
able
to
raise
sufficient
financing
to
consummate
the
merger.
Additional
factors
that
could
cause
First
Security’s
results
to
differ
materially
from
those
described
in
the
forward-looking
statements
can
be
found
in
First
Security’s
reports
(such
as
Annual
Reports
on
Form
10-K,
Quarterly
Reports
on
Form
10-Q
and
Current
Reports
on
Form
8-K)
filed
with
the
SEC
and
available
at
the
SEC’s
website
(www.sec.gov).
All
subsequent
written
and
oral
forward-looking
statements
concerning
Atlantic
Capital,
First
Security
or
the
proposed
merger
or
other
matters
and
attributable
to
Atlantic
Capital,
First
Security
or
any
person
acting
on
either
of
their
behalf
are
expressly
qualified
in
their
entirety
by
the
cautionary
statements
above.
Atlantic
Capital
and
First
Security
do
not
undertake
any
obligation
to
update
any
forward-looking
statement,
whether
written
or
oral,
to
reflect
circumstances
or
events
that
occur
after
the
date
the
forward-looking
statements
are
made.

Proprietary & Confidential

ADDITIONAL
INFORMATION
ABOUT
THE
ATLANTIC
CAPITAL/FIRST
SECURITY
MERGER
TRANSACTION
This
presentation
relates
to
the
proposed
merger
transaction
involving
Atlantic
Capital
and
First
Security.
In
connection
with
the
proposed
merger,
Atlantic
Capital
and
First
Security
have
filed
a
preliminary
joint
proxy
statement/prospectus
on
Form
S-4
and
other
documents
with
the
Securities
and
Exchange
Commission
(the
“SEC”).
This
presentation
does
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
buy
any
securities
or
a
solicitation
of
any
vote
or
approval.
BEFORE
MAKING
ANY
VOTING
OR
INVESTMENT
DECISION,
INVESTORS
ARE
URGED
TO
READ
THE
JOINT
PROXY
STATEMENT/PROSPECTUS
AND
ANY
OTHER
DOCUMENTS
TO
BE
FILED
WITH
THE
SEC
IN
CONNECTION
WIT
H
THE
PROPOSED
MERGER
OR
INCORPORATED
BY
REFERENCE
IN
THE
JOINT
PROXY
STATEMENT/PROSPECTUS
BECAUSE
THEY
WILL
CONTAIN
IMPORTANT
INFORMATION
ABOUT
ATLANTIC
CAPITAL,
FIRST
SECURITY
AND
THE
PROPOSED
MERGER.
When
available,
the
joint
proxy
statement/prospectus
will
be
delivered
to
shareholders
of
Atlantic
Capital
and
stockholders
of
First
Security.
Investors
will
also
be
able
to
obtain
copies
of
the
joint
proxy
statement/prospectus
and
other
relevant
documents
(when
they
become
available)
free
of
charge
at
the
SEC’s
website
(www.sec.gov).
Copies
of
documents
filed
with
the
SEC
by
Atlantic
Capital
will
be
available
free
of
charge
from
Carol
Tiarsmith,
Executive
Vice
President
and
Chief
Financial
Officer,
Atlantic
Capital
Bancshares,
Inc.,
3280
Peachtree
Road,
NE,
Suite
1600,
Atlanta,
Georgia
30305,
telephone:
(404)
995-6050.
Documents
filed
with
the
SEC
by
First
Security
will
be
available
free
of
charge
from
First
Security
by
contacting
John
R.
Haddock,
Executive
Vice
President
and
Chief
Financial
Officer,
First
Security
Group,
Inc.,
531
Broad
Street,
Chattanooga,
Tennessee,
telephone:
(423)
308-2075.
Atlantic
Capital,
First
Security
and
certain
of
their
directors,
executive
officers
and
other
members
of
management
and
employees
may
be
deemed
to
be
participants
in
the
solicitation
of
proxies
from
the
shareholders
of
Atlantic
Capital
and
the
stockholders
of
First
Security
in
connection
with
the
proposed
merger.
Information
about
the
directors
and
executive
officers
of
Atlantic
Capital
will
be
included
in
the
joint
proxy
statement/prospectus
for
the
proposed
transaction.
Information
about
the
directors
and
executive
officers
of
First
Security
is
included
in
the
proxy
statement
for
its
2015
annual
meeting
of
stockholders,
which
was
filed
with
the
SEC
on
April
29,
2015.
Additional
information
regarding
the
interests
of
such
participants
and
other
persons
who
may
be
deemed
participants
in
the
transaction
is
included
in
the
joint
proxy
statement/prospectus
(or
will
be
included
in
amendments
or
supplements
thereto)
and
the
other
relevant
documents
filed
with
the
SEC
when
they
become
available.
Forward-Looking Statements (Continued)
Proprietary & Confidential

Proprietary & Confidential
Overview
Proprietary & Confidential
Organized in 2007 with initial equity
capital raise of $125 million
Approximately 400 shareholders;
50% individual, 50% institutional
BankCap
Partners 28%
Stone Point Capital 8%
Goldman Sachs 8%
Insider ownership 16%
Targeting:
Small to mid-sized enterprises; there are approximately 4,000 companies between $5mm-$250mm in Atlanta MSA
Highly-select group of institutional caliber commercial real estate developers and investors
Principals of our commercial clients, professionals and their practices, and other affluent families
58%
36%
6%
Business Mix
Corporate
Banking
Commercial
Real Estate
Private
Banking
As of 3/31/2015

Proprietary & Confidential
Investment Highlights
Organic Growth
Story in Desirable
Market
Opened in 2007 to serve middle market in Southeast US
Organically grew to $1.4 billion in assets despite severe market headwinds
Ranked #7 in 2014 Deposit Market Share in the City of Atlanta Market
Share
Well positioned to capitalize on Atlanta market recovery and higher interest rates
Supplemented by recently announced strategic
acquisition of FSGI
Accomplished
Management
Team
Bankers average over 25 years experience
Led by Douglas Williams, former senior Corporate Banking, Capital
Markets and Credit Executive at Wachovia
Attractive
Business Mix
Focused on middle market commercial, emerging growth companies and high net worth clients
58% Corporate Banking, 36% CRE, 6% Private Banking
Strong Growth
Prospects
Initiatives in place to maintain robust top line growth
Operating model will produce enhanced efficiencies going forward
Disciplined Risk
Management
Consistently superb asset quality
NPAs/assets have averaged 0.43% since inception
Proprietary & Confidential

Balanced Business Mix
Proprietary & Confidential

Attractive and diversified loan portfolio
Credit quality consistently among the best in banking
No non-performing loans
Diversified, stable and low all-in cost deposit channels
Deposits sourced through direct customer relationships with
businesses, private banking customers, and financial institutions
Continued opportunity for deposit costs to decline in a flat rate environment and to significantly lag in periods of rising rates

Q1 2015 Financial Highlights
$1,085
$1,149
$1,381
Loans
Deposits
Assets
Net income was $1.7
million, or $0.12 per share
Revenue increased 19%
since Q1 2014
Total loans were up $147
million
from the same period
last year (excluding
Mortgage Warehouse)
In the first quarter of the
year, $83 million in new
commitments
were
generated; $30 million of
those were in the Corporate
Bank
Deposits were $236 million
higher than Q1 2014
Mortgage Warehouse Loans
$s in millions
$10.2MM
$1.7MM
$1.2MM
$3.0MM
Revenue
Net Income
Non-interest Income
Pretax pre-provision earnings
Proprietary & Confidential

Proprietary & Confidential
Atlantic Capital Strategy
Proprietary & Confidential
Become a
premier
southeastern
business and private banking company
Accelerated Organic Growth
Investing in people and
capabilities to accelerate
organic growth and build
profitability
Results are evidence of
meaningful progress
Interest rate risk position
enhances earning leverage
Mergers & Acquisitions
Announced merger with First
Security Group on March 25
Continuing to build dialogue
with several prospective
strategic partners in Atlanta
and across the Southeast
Patient and disciplined
approach; shareholder
perspective

Atlantic Capital/First Security Merger Snapshot
Financial information as of March 31, 2015
(1)
See pro forma balance sheet as of March 31, 2015 Form S-4/A filed July 16, 2015
Corporate
Overview
•
Headquartered in Atlanta, GA
•
Privately held
•
Single office location
•
Corporate and private banking
•
Atlanta focus
•
Headquartered in Chattanooga, TN
•
NASDAQ listed (FSGI)
•
26 offices
•
Small business and retail banking
•
Chattanooga and Knoxville focus
Financial
Scale
•
$1.4 billion in assets
•
$1.1 billion in deposits
•
$1.1 billion in total loans
•
$1.1 billion in assets
•
$924 million in deposits
•
$734 million total loans
Business
Strengths
•
Middle market corporate banking
•
Commercial real estate finance
•
SBA / Franchise lending
•
Private banking
•
Treasury services
•
Small business lending
•
Credit tenant loans
•
Mortgage banking
•
Trust and wealth management
•
Retail deposit channel
•
Headquartered in Atlanta, GA
•
Seeking NASDAQ listing (ACBI)
•
27 offices (prior to potential
consolidations / sales)
•
Expanded footprint along I-75
•
$2.5 billion in assets
•
$2.1 billion in deposits
•
$1.8 billion total loans
•
$280 million in equity
•
Broad commercial platform
•
Significant fee income
businesses
•
Diversified funding mix
Proprietary & Confidential

Atlantic Capital
Attractive Market Demographics
First Security
Atlanta-Sandy
Springs-Roswell, GA MSA
•
Total Population 2014: Approximately 5.6 million
•
2014-2019E Population Growth: 6.4% projected
•
Median HH Income 2014: $52,533
•
Total Deposits in Market: Approximately
$130
billion
Chattanooga, TN-GA MSA
•
Total Population 2014: Approximately 544 thousand
•
2014-2019E Population Growth: 4.0% projected
•
Median HH Income 2014: $41,704
•
Total Deposits in Market: Approximately $8.5 billion
Knoxville, TN MSA
•
Total Population 2014: Approximately 855 thousand
•
2014-2019E Population Growth: 3.1% projected
•
Median HH Income 2014: $44,405
•
Total Deposits in Market: Approximately $14.7 billion
Source: Nielsen, SNL Financial
Creates a leading middle market commercial bank operating along the I-75 corridor
Proprietary & Confidential

Atlantic Capital/First Security Merger Rationale
Efficient Access to
Public Market
Liquidity and Value
NASDAQ
listing expected
Prospective market capitalization greater than $300MM
Significant new capital including DTA, equity private placement at premium to
TBV, and subordinated notes
More diverse shareholder base
Expanded Southeast
Regional Footprint
26 offices providing core funding along commercially attractive I-75 corridor
Atlanta: High density of small businesses and commercial enterprises
Chattanooga/Knoxville: Diversified manufacturing and service economies
Complementary
Business Strengths
Atlantic Capital’s Strengths: C&I, CRE and Private Banking; Corporate
Treasury and Private Banking Deposits
First Security’s Strengths: Small Business and Specialty Commercial Lending;
Small Business and Retail Deposit Channel
Merger plan ensures management
continuity with local market presence and
significant domain expertise
Compelling Financial
Opportunity
Enhances both banks’ business plans to expand and diversify revenue opportunities
Significant cost saving and revenue enhancement opportunities provide basis for substantial EPS accretion
Retains a significant portion of FSGI NOLs
Strong regulatory capital ratios
Sustains robust loan origination trends and opportunities in all markets
Superior credit quality profile limits balance sheet risk
Complementary
interest rate risk positions
Proprietary & Confidential

Summary of Transaction Terms
Transaction
Atlantic Capital Bancshares, Inc. (“ACBI”) merger with First Security Group,
Inc. (“FSGI”)
Holding Company
Merger
FSGI to merge with and into ACBI to create Atlantic Capital Bancshares, Inc.
Bank Merger
Atlantic Capital Bank to merge with and into FSGBank
N.A.
Transaction Value
Approximately $159 million in the aggregate
Consideration Mix
65-70% common stock / 35-30% cash;
FSGI shareholders may elect stock based on a fixed exchange ratio of 0.188 shares of ACBI common stock for each FSGI share or cash equal to $2.35 per share (ACBI plans to register its shares with the SEC and seek a
NASDAQ listing concurrent with the closing of the transaction)
Source of Financing
$25 million common equity private placement at $12.60 per ACBI share from
Trident IV funds managed by Stone Point Capital LLC
Remaining
proceeds
to
come
from
cash
and
issuance
of
up
to
$50
million
in
subordinated notes
Treatment of Options
Existing FSGI options to be exchanged for ACBI options
Pro Forma Ownership
Based on 30% cash:
•
ACBI –
63.8%*
•
FSGI –
36.2%
*BankCap
15.7%; Stone Point 12.8%; Goldman 4.6%
Proprietary & Confidential

*Stone Point’s pro forma ownership includes 1.125 million shares currently owned plus 1.984 million shares to be issued

Merger Priorities
Complete Integration
and Realize Cost
Savings and Revenue
Synergies
Integrate operating platforms and product capabilities
Divest non-strategic offices in east Tennessee; leverage combined technology and product capabilities for greater efficiency and better service
Add middle market corporate banking effort in east Tennessee
Begin focused small business effort in Atlanta with limited office footprint
Expand mortgage and trust/wealth management effort to Atlanta
Integrate Organizations
with Common Culture
Articulate corporate mission, values, and cultural aspirations
Choose leaders committed to our mission who demonstrate our values and reach for our aspirations
Use our talent appropriately and efficiently to build an organization which encourages people to grow and perform at a high level
Focus on Key Business
Combination
Opportunities
Middle market treasury management opportunities in Tennessee markets
Small business, wealth management and mortgage in Atlanta
Achieved Performance
Targets
1.0% ROAA within 24-36 months
10.0%
–12.0% ROATCE within 24-36 months
Proprietary & Confidential

Pro Forma Financial Results
Key Merger Assumptions
Estimated
Pro
Forma
Financial
Results
(2)
•
Earnings estimates based on combined management
discussions
•
Cost savings estimated to equal approximately 15% of
FSGI’s non-interest expense base
o
Approximately 55% realized in 2016
•
One-time merger-related expenses of approximately $10
million (6.4% of total transaction value)
•
Credit and interest rate marks estimated to total
approximately $4.2 million net of $8.7 million reserve
•
Deferred tax asset preservation currently estimated to total
$48.8 million
(1)
•
New common issued (ACBI) $12.60 per share
•
Subordinated debt issued by ACBI up to $50 million
•
Revenue synergies and additional cost savings identified but not incorporated
•
Projected closing date early 4
Quarter 2015
•
Prior 2016 EPS guidance of $0.95 to $1.10 was based on 23
million shares outstanding, Q1 2015 earnings projections,
and then current interest rate forecasts
•
2016 budget planning will reflect earnings projections
updated for YTD 2015 results and outlook, new cost savings
and revenue enhancement opportunities, and current
interest rate forecasts
•
Estimated BV/TBV at close approximately $11.54/$10.47 per
share, respectively
•
Pro Forma capital ratios –
consolidated
o
CET 1/Tier 1 Risk Based Capital 9.32%
o
Total Risk Based Capital 12.06%
o
Leverage Ratio 8.71%
•
Pro Forma capital ratios –
bank
o
CET 1/Tier 1 Risk Based Capital 10.04%
o
Total Risk Based Capital 10.57%
o
Leverage Ratio 9.37%
•
Pro
Forma
shares
outstanding
–
approximately
24
million
(versus 23 million estimated shares in merger presentation)
(1)
Based on the highest IRS published applicable tax exempt rate as of March 1, 2015 of 2.67%. The value of the deferred tax asset is subject to future potential adjustments.
(2)
Based on consideration mix of minimum cash (30% cash and 70% equity).

Proprietary & Confidential
th

APPENDIX *******************

Management Biographies
Name and Title
Age
Experience
Walter M. “Sonny” Deriso, Jr.
Chairman (Non-Executive)
68
•
Retired Vice Chairman of Synovus Financial Corp. in Columbus, Georgia.
•
Former President of Security Bank and Trust Company of Albany, a Synovus bank
•
Former Partner in the law firm of Divine, Wilkin, Deriso, Raulerson & Fields
•
Former Chairman of the Georgia Bankers Association
•
Current Member of the Board of Trustees of Emory University, member of the Board of Directors of Post
Properties, Chairman of the Board of the Georgia Regional Transportation Authority (GRTA), Chairman
of The Foundation of the Methodist Children’s Home of the South Georgia Conference and member of the Board of Directors of the Georgia Chamber of Commerce
Douglas Williams
Chief Executive Officer
57
•
Chief Executive Officer of Atlantic Capital since its inception
•
Former Managing Director and Head of Wachovia Corporation’s International Corporate Finance Group
•
Held numerous roles within Wachovia, including Executive Vice President and Head of the Global
Corporate Banking Division; Chief Risk Officer for all corporate, institutional, and wholesale banking activities; Executive Vice President and Co-Head of Wachovia’s Capital Markets Division and Executive
Vice President and Head of Wachovia’s US Corporate Banking Division
•
Chairman of the Community Depository Institutions Advisory Council (CDIAC) of the Federal Reserve
Bank of Atlanta and its representative to the CDIAC of the Federal Reserve Board of Governors
•
Serves on the Boards of the Metro Atlanta Chamber of Commerce, the Georgia Chamber of Commerce,
and the YMCA of Metropolitan Atlanta and the High Museum of Art and is a Member of the Buckhead
Coalition
Michael Kramer
President,
Chief Operating Officer
57
•
Chief Executive Officer and President of First Security since December and Chief Executive Officer of
FSGBank since 2011
•
Former Managing Director of Ridley Capital Group
•
Former Director, Chief Executive Officer and President of Ohio Legacy Corporation
•
Former Chief Operating Officer and Chief Technology Officer of Integra Bank Corporation
•
Serves on the Boards of Chattanooga Chamber of Commerce, Chattanooga, United Way, The
Tennessee Bankers Association and the Chattanooga Young Life Committee
Proprietary & Confidential

First Security
Trans
30%
MMDAs
29%
Time
29%
Brokered Deposits
12%
$ in thousands
Transactional
MMDAs
Time
Brokered Deposits
Total
Cost of Deposits
Amount
$277,685
265,269
265,629
114,969
$923,552
0.49%
% of
Total
30%
29
29
12
100
%
Attractive Deposit Mix
Note: Data as of March 31, 2015
Combined
Trans
36%
MMDAs
51%
Time
1%
Trans
33%
MMDAs
41%
Time
14%
Brokered Deposits
12%
$ in thousands
Transactional
MMDAs
Time
Brokered Deposits
Total
Cost of Deposits
Amount
$688,432
848,014
281,699
254,018
$2,072,163
0.38%
% of
Total
33%
41
14
12
100
Atlantic Capital
Brokered Deposits
12%
$ in thousands
Transactional
MMDAs
Time
Brokered Deposits
Total
Cost of Deposits
Amount
$410,747
582,745
16,070
139,049
$1,148,611
0.28%
% of
Total
36%
51
1
12
100
%
%
Proprietary & Confidential

Atlantic Capital
1-4 Fam
3%
Multifam
8%
Comm RE
13%
Owner
Occupied
18%
C&D
9%
C&I
35%
Cons. &
Other
14%
$ in thousands
1-4 Family
Multifamily
Comm RE
Owner Occupied
C&D
C&I
Consumer & Other
Total
Portfolio Yield
NPAs/Assets
2yr CAGR
Amount
$27,566
91,743
147,099
192,122
99,146
376,200
151,374
$1,085,250
3.44%
0.59%
17%
% of
Total
3
8
13
18
9
35
14
100
%
%
Diversified Loan Mix
Combined
1-4 Fam
12%
Multifam
6%
Comm RE
20%
C&D
8%
C&I
25%
Cons. & Other
10%
Owner
Occupied
19%
$ in thousands
1-4 Family
Multifamily
Comm RE
Owner Occupied
C&D
C&I
Consumer & Other
Total
Portfolio Yield
NPAs/Assets
2yr CAGR
Amount
$221,144
107,233
358,732
354,108
150,058
471,154
180,646
$1,843,075
3.89%
0.68%
18%
% of
Total
12
6
20
19
8
25
10
100
First Security
1-4 Fam
26%
Multifam
2%
Comm RE
28%
Owner
Occupied
21%
C&D
7%
C&I
12%
Cons. & Other
4%
$ in thousands
1-4 Family
Multifamily
Comm RE
Owner Occupied
C&D
C&I
Consumer & Other
Total
Portfolio Yield
NPAs/Assets
2yr CAGR
Amount
$193,578
15,490
211,633
161,986
50,912
94,954
29,272
$757,825
4.53%
0.81%
18%
% of
Total
26
2
28
21
7
12
4
100
%
%
%
%
Note: Data as of March 31, 2015; NPAs include performing TDRs
Source: SNL Financial
Proprietary & Confidential

ACBI Historical Balance Sheet
Proprietary & Confidential

2007
2008
2009
2010
2011
2012
2013
2014
2015Q1
Total cash & interest bearing deposits
15,637
$
37,769
$
9,968
$
83,746
$
158,484
$
197,841
$
200,098
$
48,627
$
68,830
$
Total securities AFS
19,026

71,839

90,244

91,241

125,361

127,751

145,743

133,437

136,783

Other short-term investments
38,852

18

-

3,995

9,295

25,515

25,060

45,623

40,503

Loans HFS
-

-

-

-

-

64,353

-

-

581

Total Loans HFI
91,211

400,385

584,129

652,577

700,562

746,392

817,002

1,039,713

1,084,669

Total allowance for loan losses
(1,459)

(5,605)

(10,528)

(11,929)

(9,731)

(10,736)

(10,815)

(11,421)

(11,800)

Net loans held for investment
89,752

394,780

573,601

640,648

690,831

735,656

806,187

1,028,292

1,072,869

Premises & equipment
4,768

4,276

3,574

2,966

2,593

3,956

4,340

3,612

3,466

OREO
-

-

1,779

1,775

1,775

1,531

1,531

1,531

1,531

SBA servicing asset
-

-

-

-

-

32

36

782

848

Other assets
1,418

4,648

9,135

18,000

32,689

45,887

46,397

52,955

55,357

Total Assets
169,453
$
513,330
$
688,301
$
842,371
$
1,021,028
$
1,202,522
$
1,229,392
$
1,314,859
$
1,380,768
$
Total deposits
52,925

345,782

491,846

690,861

874,379

1,025,811

1,081,153

1,105,845

1,148,611

Total borrowed money
-

57,982

87,716

27,470

17,912

37,634

7,837

56,517

79,434

Other liabilities
3,555

3,600

3,466

5,524

8,164

10,993

9,167

11,568

8,564

Total liabilities
56,480

407,364

583,028

723,855

900,455

1,074,438

1,098,157

1,173,930

1,236,609

Common stock
12,533

12,533

13,261

13,261

13,261

13,384

13,438

13,497

13,608

APIC
110,705

112,252

119,315

119,950

120,523

121,383

122,233

122,838

124,137

Retained earnings
(10,351)

(18,399)

(27,860)

(15,821)

(14,130)

(8,199)

(3,056)

4,460

6,174

Accumulated Oth Comp Inc
87

(419)

558

1,127

937

1,550

(1,266)

609

1,416

Treasury stock
(1)

(1)

(1)

(1)

(18)

(34)

(114)

(475)

(1,176)

Total Equity
112,973

105,966

105,273

118,516

120,573

128,084

131,235

140,929

144,159

Total Liabilities and Equity
169,453
$
513,330
$
688,301
$
842,371
$
1,021,028
$
1,202,522
$
1,229,392
$
1,314,859
$
1,380,768
$
TCE / TA
66.7%
20.6%
15.3%
14.1%
11.8%
10.6%
10.7%
10.7%
10.4%
Tier 1 leverage capital ratio
67.7%
24.9%
14.9%
14.7%
13.1%
11.4%
11.9%
10.7%
10.6%
Tier 1 risk based capital ratio
85.6%
21.5%
15.3%
15.4%
14.0%
12.8%
12.8%
11.0%
10.1%
Total risk based capital ratio
86.7%
22.6%
16.6%
16.7%
15.2%
13.9%
13.8%
11.9%
11.0%

ACBI Historical Income Statement
($ in thousands)
Proprietary & Confidential
20
2007
2008
2009
2010
2011
2012
2013
2014
2015Q1
Interest income
4,728
$
15,169
$
23,292
$
28,213
$
29,682
$
30,933
$
32,537
$
36,542
$
9,912
$
Interest expense
612

4,997

5,768

5,992

4,991

4,196

3,615

3,449

880

Net interest income
4,116

10,172

17,524

22,221

24,691

26,737

28,922

33,093

9,032

Provision for loan losses
1,459

4,146

10,087

2,813

7,144

(1,322)

246

488

364

Non-interest income
521

210

477

1,365

2,237

2,861

3,708

5,283

1,182

Total realized gains
-

-

-

214

560

27

167

59

-

Non-interest expense
11,534

14,284

17,375

17,556

17,643

21,768

24,893

26,574

7,202

Income (loss) before income tax
(8,356)

(8,048)

(9,461)

3,431

2,701

9,179

7,658

11,373

2,648

Income tax expense (benefit)
-

-

-

(8,607)

1,009

3,248

2,515

3,857

934

Net income (loss)
(8,356)
$
(8,048)
$
(9,461)
$
12,038
$
1,692
$
5,931
$
5,143
$
7,516
$
1,714
$
Key ratios
ROAA
-9.29%
-2.69%
-1.52%
1.57%
0.20%
0.58%
0.46%
0.60%
0.51%
ROAE
-11.14%
-7.37%
-8.89%
11.09%
1.40%
4.79%
3.96%
5.46%
4.83%
NIM
4.85%
3.46%
2.83%
2.93%
2.99%
2.75%
2.75%
2.85%
2.86%
Efficiency Ratio
248.71%
137.59%
96.52%
73.76%
64.18%
73.48%
75.90%
69.14%
69.66%
Non-interest expense / average assets
12.82%
4.77%
2.79%
2.29%
2.06%
2.12%
2.23%
2.18%
2.14%

Pro
Forma
Comparable
Group
Analysis
–
Southeast
(1)
Financial data as of or for the twelve months ended March 31, 2015
(2)
NPAs/Assets = (nonaccrual loans + TDR + OREO)/total assets
Source: SNL Financial
Proprietary & Confidential
21
Financial data as of or for the twelve months ended June 30, 2015
Market data as of July 21, 2015
Selected Major Exchange Southeast Banks with Total Assets $2.0 Billion - $5.0 Billion; NPAs / Assets < 2.0%
Market Information
Balance Sheet
LTM Profitability
Asset Quality
Price /
Tier 1
Total
Market
% of 52-
2016E
Total
Loans /
TCE /
Lev.
RBC
Eff.
NPAs /
LLR /
Cap.
wk high
BV
TBV
EPS
Assets
Deposits
TA
Ratio
Ratio
ROAA
ROAE
NIM
Ratio
Assets (2)
Loans
Company
City, St.
Ticker
($mm)
(%)
(%)
(%)
(x)
($mm)
(%)
(%)
(%)
(%)
(%)
(%)
(%)
(%)
(%)
(%)
ServisFirst Bancshares Inc.
Birmingham, AL
SFBS
1,001
96.9
242
253
14.5
4,493
103.6
8.9
9.9
12.0
1.4
13.6
3.7
39.1
0.56
1.03
Yadkin Financial Corporation (1)
Raleigh, NC
YDKN
706
98.8
131
190
13.2
4,267
90.8
9.1
9.6
12.3
0.8
6.3
4.4
60.7
0.84
0.28
BNC Bancorp (1)
High Point, NC
BNCN
790
98.0
170
215
12.2
4,173
89.4
7.7
8.4
12.1
0.8
9.0
4.5
58.6
1.50
0.92
CenterState Banks (1)
Davenport, FL
CSFL
632
97.7
136
170
14.7
3,889
78.3
9.8
10.2
15.8
0.6
5.0
4.4
70.1
1.18
0.85
City Holding Co. (1)
Charleston, WV
CHCO
771
97.0
190
231
15.3
3,553
89.4
9.6
10.2
15.6
1.7
14.3
3.9
53.8
1.31
0.77
State Bank Finl Corp. (1)
Atlanta, GA
STBZ
797
97.2
151
163
17.7
3,352
72.0
14.8
15.0
20.7
1.3
7.6
5.4
60.5
0.17
1.47
Seacoast Banking Corp. of FL (1)
Stuart, FL
SBCF
537
96.5
162
180
17.3
3,232
71.1
9.0
10.0
15.6
0.3
3.3
3.4
76.7
1.67
0.95
Fidelity Southern Corp.
Atlanta, GA
LION
408
97.9
143
145
11.8
3,375
91.4
8.5
9.8
13.7
1.3
14.8
3.4
70.0
1.67
0.81
NewBridge Bancorp (1)
Greensboro, NC
NBBC
339
94.6
135
153
12.7
2,735
96.1
8.2
9.1
12.0
0.6
6.2
3.7
66.5
0.42
1.12
First Community Bancshares Inc (1)
Bluefield, VA
FCBC
348
97.7
100
144
13.0
2,586
83.9
9.7
10.2
16.7
1.0
7.4
4.0
63.8
1.23
1.21
Park Sterling Corporation (1)
Charlotte, NC
PSTB
330
94.0
118
137
14.4
2,398
85.7
10.1
11.0
15.6
0.6
4.8
3.9
74.9
0.74
0.53
Stonegate Bank
Pompano Beach, FL
SGBK
389
99.6
146
188
14.5
2,272
91.0
9.4
9.9
11.8
1.0
8.5
4.0
54.3
0.67
0.98
High
1,001
99.6
242
253
17.7
4,493
103.6
14.8
15.0
20.7
1.7
14.8
5.4
76.7
1.67
1.47
Low
330
94.0
100
137
11.8
2,272
71.1
7.7
8.4
11.8
0.3
3.3
3.4
39.1
0.17
0.28
Mean
587
97.1
152
181
14.3
3,360
86.9
9.6
10.3
14.5
0.9
8.4
4.1
62.4
1.00
0.91
Median
585
97.4
144
175
14.4
3,363
89.4
9.2
10.0
14.6
0.9
7.5
4.0
62.2
1.01
0.93

Interest Rate Sensitivity
Note: $s in millions
Source: Based on First Security and Atlantic Capital income sensitivity analysis as of March 31, 2015. An income sensitivity analysis is model driven, and based upon a number of material assumptions,
including
interest
rate
levels,
the
shape
of
the
yield
curve,
and
customer
preferences
and
behaviors
in
light
of
changing
rates.
The
model
also
assumes
no
growth
and
no
change
in
asset
mix.
Actual
results
are
likely
to
differ,
potentially
materially.
In
analyzing
the
income
sensitivity
analysis,
you
should
review
the
Forward-Looking
Statements
disclaimer
at
the
beginning
of
this
presentation in its entirety.
Interest Rate Scenario
  FSG
% Change
from Actual
Actual
0.0
%
UP 100 bps
5.8
%
UP 200
11.7
%
UP 300
17.3
%
ACB
% Change
from Actual
Actual
0.0
%
UP 100 bps
7.8
%
UP 200
17.0
%
UP 300
27.4
%
Combined
% Change
from Actual
Actual
0.0
%
UP 100 bps
6.8
%
UP 200
14.4
%
UP 300
22.5
%
Asset Sensitivity
  FSG
Total Loans
$757.8
Fixed
61%
Variable
15%
Adjustable
24%
100%
ACB
Total Loans
$1,085.3
Fixed
11%
Variable
89%
Adjustable
0%
100%
Total Loans
$1,843.1
Fixed
32%
Variable
58%
Adjustable
10%
100%
Combined
Proprietary & Confidential
22